[LETTERHEAD OF J. HOWLAND ROBINSON]


                                                  April 24, 2001

Tech Laboratories, Inc.
955 Belmont Avenue
North Haledon, NJ 07508

Stursberg & Veith
405 Lexington Avenue
Suite 4949
New York, New York  10174-4902

Gentlemen:

     We have been asked to review the certificate of incorporation, as amended (the "Certificate of Incorporation"), and the existing by-laws of Tech Laboratories, Inc. (the "Company"). We have also reviewed such other documents as are deemed necessary and appropriate.

     We are aware that the Company is registering, pursuant to a registration statement filed on Form SB-2, 5,306,816 shares of common stock, par value $.01 (the "Shares"), of which up to 4,619,316 Shares may be sold upon conversion of convertible notes, up to 412,500 Shares may be sold upon the exercise of warrants issued in connection with the convertible notes, and the remaining 275,000 Shares may be sold upon exercise of warrants unrelated to the aforementioned convertible notes. We further advise that we are admitted to practice law in the State of New Jersey.

     In reviewing the Certificate of Incorporation, by-laws and such other documents as we have deemed necessary, we have relied on photostatic copies as true and correct copies of all original documents.

     On the basis of such investigation as we have deemed necessary, we are of the opinion that:

     1. The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the State of New Jersey.

     2. Under the laws of the State of New Jersey, the Shares have been duly authorized and, when issued, will be legally issued, fully-paid and non-assessable.

                                                  Very truly yours,

                                                  /s/ J. Howland Robinson

                                                  J. Howland Robinson